Heineken
International

03 JUL 30 AM 7:21

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


03024893

SUPPL

date
22 July 2003
our reference

subject
Exemptionfile 82-5149

your reference

dealt with by

Dear Sir, Madam,

Attached please find the latest publication of Heineken Holding, dated June 23, 2003. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-5149

Yours sincerely,
Heineken Holding

7/30

825149

FOR IMMEDIATE RELEASE

Contact: Jan van de Merbel (Investor Relations)
Heineken
+31-20-523-9590
- or -
Albert Holtzappel (Press Information)
Heineken
+31-20-523-9355
- or -
Jeff Zelkowitz (Investor Relations)
Taylor Rafferty
+1-212-889-4350

HEINEKEN HOLDING EXPECTS NET RESULT FOR FIRST HALF 2003 TO BE IN LINE WITH 2002

AMSTERDAM, The Netherlands – June 23, 2003 – Heineken Holding announced today that in the first half of 2003, the sales volume of the Heineken Group is lagging behind expectations. In addition, the Group is faced with the effects of the strong euro and higher pension costs.

Consequently, Heineken Holding expects that net profit excluding non-recurring results in the first half of 2003 will be around the same level as reached for the comparable period of 2002. A more specific forecast about the profit expectation for the full year of 2003, can, as usual, only be announced with the publication of the half-year results on 10 September 2003.

For general information on the Heineken Group please visit www.heinekeninternational.com

###

Note for the Editor
Heineken will host a conference call today for analysts and investors at 10:00 CET (09:00 UK) and at 15:30 CET (13:30 UK, 09:30 EST), which can be listened to live by dialling +44/20/7984.7569. These conference calls will be broadcast live and are available for replay on http://www.heinekeninternational.com


Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
July 22, 2003

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 2

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV, dated June 23, 2003. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

82 4953.

Amsterdam, 18 July 2003

Heineken receives approval for BBAG acquisition from the European Commission

Heineken has received the approval of the European Commission for the acquisition of BBAG, the leading Austrian brewery group and one of the largest brewery groups in Central Europe. The transaction is still subject to several local customary regulatory approvals. Heineken expects to receive the remaining approvals in the coming months and foresees that the transaction will be completed in October 2003.

Once the transaction is completed, Heineken will launch a public offer for the outstanding shares (the free float) of BBAG and its sub-holding Brau Union AG ('BU'). Heineken will make offers at prices of EUR 124.00 per BBAG share and EUR 127.27 per BU share, with such prices implying premiums for BBAG and BU free-float shareholders, based on trading prices as at 30 April 2003, of 34% and 45%, respectively. These offers will be made in accordance with the Austrian Takeover Act.

Press enquiries
Manel Vrijenhoek
telephone: +31 (0)20 52 39 355
E-mail:press@heineken.com

Investor and analyst enquiries
Anneke Groen
telephone: + 31 (0)20 52 39 469
E-mail: investors@heineken.com

For further information on Heineken, visit www.heinekeninternational.com